                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------
                                  SCHEDULE TO
                                 (RULE 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION
          14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            JUSTIN INDUSTRIES, INC.
                       (Name of Subject Company (Issuer))

                         J ACQUISITION CORP. (OFFEROR)
                    BERKSHIRE HATHAWAY INC. (OFFEROR PARENT)
(Name of Filing Persons (identifying status as offeror, issuer or other person))

                    COMMON STOCK, PAR VALUE $2.50 PER SHARE
                         (Title of Class of Securities)

                                   482171105
                     (CUSIP Number for Class of Securities)

                                ---------------
                                MARC D. HAMBURG
                                 VICE PRESIDENT
                            BERKSHIRE HATHAWAY INC.
                               1440 KIEWIT PLAZA
                                OMAHA, NE  68131
                           TELEPHONE: (402) 346-1400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                ---------------
                                    COPY TO:

                             ROBERT E. DENHAM, ESQ.
                          MUNGER, TOLLES & OLSON, LLP
                             355 SOUTH GRAND AVENUE
                             LOS ANGELES, CA 90071
                           TELEPHONE: (213) 683-9100

                                ---------------

                          CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE*
--------------------------------------------------------------------------------

     $                                                              $

--------------------------------------------------------------------------------
* N/A

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

[X]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.

[_]issuer tender offer subject to Rule 13e-4.

[_]going-private transaction subject to Rule 13e-3.

[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


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

FOR IMMEDIATE RELEASE

Contact:  Richard Savitz                              Date:  June 20, 2000
          Chief Financial Officer
          817-390-2412

          Marc Hamburg
          Chief Financial Officer
          Berkshire Hathaway Inc.
          402-346-1400

             Justin Industries To Be Acquired by Berkshire Hathaway
                             $22 Per Share Offered

     Fort Worth, Texas and Omaha, Nebraska, June 20, 2000 - Justin Industries, Inc. (NASDAQ NM: JSTN) and Berkshire Hathaway (NYSE: BRK.A, BRK.B) announced today that they have approved and entered into a definitive Merger Agreement which calls for a cash tender offer of $22.00 per share to holders of Justin common stock by a wholly-owned subsidiary of Berkshire Hathaway.

     The tender offer will commence no later than June 27, 2000 and will be for all of Justin's outstanding common stock. Upon successful completion of the tender offer, the Merger Agreement calls for a merger pursuant to which the remaining shareholders will receive cash in the same amount as paid in the tender offer.

     The value of the transaction is approximately $600 million. Justin Industries will become a wholly-owned subsidiary of Berkshire Hathaway and will continue to be headquartered in Forth Worth.

     The Board of Directors of Justin Industries has unanimously approved the agreement and recommends to Justin shareholders that they tender their shares in the tender offer. Mr. John S. Justin, who owns approximately 20% of Justin's common stock, supports the transaction and has agreed to tender all his shares into the tender offer.

     "John Justin and I are extremely pleased that one of America's most admired companies is acquiring Justin Industries. Warren Buffett's and Berkshire's business philosophy and practice will provide current management the opportunity to build on our strong market presence and on our corporate traditions. We believe this acquisition is great for our shareholders, our customers, our employees, and our communities," said John V. Roach, Chairman of the Board of Justin Industries.

     Warren Buffett, Chairman of Berkshire Hathaway stated, "Berkshire has over 60,000 employees, but only 13 people work in our 4,000 square foot home office. We not only encourage extraordinary autonomy in our operating businesses, we depend on it. Justin will fit this pattern perfectly. It is an absolutely first-class business run by first-class people. The managers who have produced Justin's outstanding results will continue to run operations from Fort Worth just as they have in the past."

     The tender offer is subject to certain conditions, including the tender of not less than 67% of Justin's outstanding common stock, on a fully diluted basis, and the obtaining of all necessary governmental approvals. The tender offer will expire twenty business days after it is commenced, but may be extended under certain circumstances.

     Justin Industries includes Acme Building Brands - Acme Brick Company, the leading domestically owned United States manufacturer of face brick; Featherlite Building Products Corporation, the leading Southwest producer of concrete masonry products; and American Tile Supply Company, a major Texas distributor of ceramic and marble floor and wall tile, and Justin Brands - Justin Boot Company(R), Nocono Boot Company(R), Tony Lama Company(R), and Chippewa Shoe Company(R).

     Berkshire Hathaway is a holding company owning subsidiaries engaged in a number of diverse business activities. The most important of these is the property and casualty insurance business conducted on both a direct and reinsurance basis through a number of subsidiaries.

     This press release contains forward-looking statements with respect to management's beliefs about the financial condition, results of operations, and businesses of Justin Industries and Berkshire Hathaway in the future. These statements involve risks and uncertainties. The actual outcome could differ materially from that contemplated by such statements. Factors that could cause or contribute to such differences could include, but are not limited to, changes in demand, prices, and raw materials costs; changes in the economic conditions of the various markets Justin Industries serves; and changes in the amount and severity of inclement weather; as well as the other risks detailed herein and in Justin Industries reports filed with the Securities and Exchange Commission.

     JUSTIN INDUSTRIES SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT AND RELATED SOLICITATION/RECOMMENDATION STATEMENT WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHAREHOLDERS SHOULD UNDERSTAND BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE STATEMENTS WILL BE FILED BY BERKSHIRE HATHAWAY AND JUSTIN INDUSTRIES WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY BERKSHIRE HATHAWAY AND JUSTIN INDUSTRIES, INC. AT THE SEC'S WEBSITE AT WWW.SEC.GOV. THESE
                                                             -----------
DOCUMENTS ALSO WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF JUSTIN INDUSTRIES, INC., AT NO EXPENSE TO THEM.